                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K


[X]              Annual Report Pursuant to Section 15(d) of the
                 Securities Exchange Act of 1934 (Fee Required)
                      For The Year Ended December 31, 2001

                                       or

[_]            Transition Report Pursuant to Section 15(d) of the
                Securities Exchange Act of 1934 (No Fee Required)
                        For The Transition Period from _____ to



                         Commission File Number 00107923



                            HANDLEMAN COMPANY SALARY
                                  DEFERRAL PLAN
                                  -------------
                            (Full title of the Plan)



                                HANDLEMAN COMPANY
                                -----------------
          (Name of issuer of the securities held pursuant to the Plan)

                               500 Kirts Boulevard
                              Troy, Michigan 48084
                              --------------------
                    (Address of principal executive offices)




                                     1 of 11

The following financial statements and exhibits are presented pursuant to
Section 15(d) of the Securities Exchange Act of 1934:

                                                                       Page
                                                                    ----------

(a)        Financial Statements:

           Report of Independent Accountants                            I-1

           Statement of Net Assets Available for Benefits
           as of December 31, 2001 and 2000                             I-2

           Statement of Changes in Assets Available for
           Benefits for the year ended December 31, 2001                I-3

           Notes to Financial Statements                            I-4 to I-6

           Schedule of Assets Held for Investment
           Purposes as of December 31, 2001                         I-7 to I-8



                                                                      Exhibit
                                                                      Number
                                                                    ----------
(b)        1.    Consent of Independent Accountants with
                 respect to their report on their audit of
                 the financial statements of the Handleman
                 Company Salary Deferral Plan as of and
                 for the year ended December 31, 2001                   23


                                    SIGNATURE
                                    ---------

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                 HANDLEMAN COMPANY SALARY DEFERRAL PLAN



                 By: /s/ Thomas C. Braum, Jr.
                     -----------------------------------------------------
                     Thomas C. Braum, Jr., Senior Vice President and Chief Financial Officer Handleman Company

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                                HANDLEMAN COMPANY
                              SALARY DEFERRAL PLAN

                          INDEX TO FINANCIAL STATEMENTS
                          -----------------------------

                                                                       PAGES
                                                                       -----
Report of Independent Accountants                                          4

Financial Statements:

  Statement of Assets Available for
  Benefits as of December 31, 2001 and 2000                                5

  Statement of Changes in Assets Available
  for Benefits for the year ended
  December 31, 2001                                                        6

  Notes to Financial Statements                                          7-9


Supplemental Schedules:

  Schedule of Assets Held for
  Investment Purposes as of December 31, 2001                          10-11

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                        Report of Independent Accountants

To the Participants and Administrator of the Handleman Company Salary Deferral Plan:

In our opinion, the accompanying statements of net assets available for benefits and of accumulated plan benefits and the related statements of changes in net assets available for benefits and of changes in accumulated plan benefits present fairly, in all material respects, the financial status of the Handleman Company Salary Deferral Plan (the "Plan") at December 31, 2001 and December 31, 2000, and the changes in its financial status for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of this Form 11-K are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


PricewaterhouseCoopers LLP


Detroit, Michigan
May 17, 2002

                                HANDLEMAN COMPANY
                              SALARY DEFERRAL PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                                                                      December 31,
                                                                                      ------------

                                                                                   2001           2000
                                                                                -----------   -----------
ASSETS:
Accrued dividends and interest                                                  $     1,235   $       430

Employee contributions receivable                                                    99,612        86,231

Employer contribution receivable                                                     27,300        16,159

Investments, at fair value                                                       18,898,956    15,013,896

Loans to participants at rates of  5.75% to 10.50%, maturing in 1 to 15 years       442,367       391,629
                                                                                -----------   -----------

TOTAL ASSETS                                                                     19,469,470    15,508,345

LIABILITIES:
Accounts payable

                                                                                        605             0
                                                                                -----------   -----------

NET ASSETS AVAILABLE FOR BENEFITS                                               $19,468,865   $15,508,345
                                                                                ===========   ===========

The accompanying notes are an integral part of the financial statements.

                                       I-2

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                                HANDLEMAN COMPANY
                              SALARY DEFERRAL PLAN

                         STATEMENT OF CHANGES IN ASSETS
                             AVAILABLE FOR BENEFITS

                      for the year ended December 31, 2001
                      ------------------------------------

Additions:

  Net appreciation in fair value of investments   $   385,115

  Employer contributions                              817,849

  Employee contributions                            2,880,816

  Dividend income                                     698,183

  Interest income                                      40,123

  Other                                                34,152
                                                  -----------

     Total additions                                4,856,238

Deductions:

  Participants' benefits paid                         840,952

  Other                                                54,766
                                                  -----------

     Total deductions                                 895,718
                                                  -----------

  Net increase                                      3,960,520

     Assets available for benefits,
     beginning of year                             15,508,345
                                                  -----------
     Assets available for benefits,
     end of year                                  $19,468,865
                                                  ===========

The accompanying notes are an integral part of the financial statements.

                                       I-3

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

                                HANDLEMAN COMPANY
                              SALARY DEFERRAL PLAN
                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------

1.    Description of Plan
      -------------------

      The following description of the Handleman Company Salary Deferral Plan (the "Plan") provides only general information. Participants should refer to the Plan Document for a complete description of the Plan's provisions.

      General

      The Plan is a defined contribution plan which includes salary deferral and employee stock ownership provisions. The Plan covers nearly all employees of the Handleman Company (the "Company") and subsidiaries and affiliates that have adopted the Plan. Effective May 1, 2001 eligibility for covered employees to enter the Plan was changed from one year of service to the first of the month following sixty days of employment. The Plan generally excludes employees that are covered by collective bargaining agreements, laid off, on leave of absence, on active duty in the armed forces of any nation other than the armed forces of the United States of America, leased employees, or any person whose status as an employee is the result of a judicial or administrative determination. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

      Contributions

      Employee authorized contributions of tax deferred compensation are limited in any one year to the lesser of fifteen percent of employee compensation or the statutory maximum. In addition, total contributions by highly compensated employees cannot exceed specific percentage limitations of the aggregate contributions of all other employees as set forth in the Internal Revenue Code.

      The Company provides for a matching contribution equal to 25 percent of the elective salary deferral contribution made by each participant, up to six percent of such participant's compensation, to be invested in Company stock. Effective May 1, 2001, the Plan was amended to change Company matching contributions to 50 percent of the elective contribution by each participant, up to six percent of such participant's compensation, to be invested in Company stock.

      Plan Assets

      Employees may direct employee and employer contributions to the Plan into Company stock or various investment funds, which are established by the Company from time to time.

      Participant Accounts

      Each participant's account is credited with employee contributions, in addition to an allocation of any Company contribution and Plan earnings, net of Plan expenses. In addition to the Company match, the Company shall allocate discretional contributions and forfeitures if any, as of the last day of the Plan Year among Company Contribution Accounts of the Participants who received Creditable Compensation during the Plan Year. Top Heavy Contributions, if any, shall also be allocated as of the last day of the Plan Year to the account of each Participant who is a Non-Key Employee. To receive a share of the discretionary contributions, forfeitures and/or Non-Key Employee Contributions, a participant must be employed by the Company on the last day of the Plan Year.

         Salary Deferral Portion of Plan - Company contributions to the Salary
         -------------------------------
         Deferral portion of the Plan are allocated to participants who are eligible as defined by the Plan. There are certain limitations on the amounts which can be allocated.

                                       I-4

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

                                HANDLEMAN COMPANY
                              SALARY DEFERRAL PLAN
                    NOTES TO FINANCIAL STATEMENTS, Continued
                    -----------------------------

1.    Description of Plan, continued
      -------------------

      Loans to Participants

      The Plan allows participants to borrow against their account balances. The maximum loan to any participant is the lesser of 50% of the participant's non-forfeitable salary deferral account balance or $50,000.

      Plan Expenses

      Expenses of the Trustee and Administrative Committee are charged to participant accounts unless the Company at its discretion elects to pay these expenses.

      Vesting

      The Plan includes a graded vesting schedule for matching contributions of 20 percent for each year of service, resulting in 100 percent vesting after five years of service. Non-vested Company contributions for terminated participants are forfeited by the participant and are used to reduce future employer contributions to the Plan.

      Payment of Benefits

      On termination of service, a participant will be eligible to receive the plan assets allocated to the participant's account and which have vested or an equivalent amount in cash. At December 31, 2001 and 2000, $637,776 and $229,961 respectively, were reported as benefits payable on the Form 5500.

2.    Summary of Accounting Policies
      ------------------------------

      Company Contributions

      Company contributions are accrued in the plan year to which the contributions relate. Company contributions are in the form of cash, which will be used to buy Company stock.

      Investments

      At the end of the plan year, Company stock is valued at the closing market price of the stock on the last business day of the Plan's year. The Victory Stock Index Fund, American Balanced Fund, Gradison Government Reserve SVP Fund, Janus Worldwide Fund, Neuberger Berman Genesis Asset Fund, Victory Diversified Stock Fund, PIMCO Total Return SVP Fund, Employee Benefit Money Market Fund, Dreyfus MidCap Value SVP Fund, The America Funds: Growth Fund of America SVP Fund, Fidelity MidCap SVP Fund and Janus Advisor International Growth Fund are reflected at estimated fair values or at the fair value as determined by quoted market prices at the year-end date as reported by the Plan's investment custodian, KeyCorp.

      The basis on which cost is determined to compute realized gains or losses from sales of investments, other than the Company stock, is average cost. The basis on which cost is determined for the Company stock is specific identification.

      The Plan presents in the statement of changes in assets the net appreciation (depreciation) in fair value of investments which consists of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments.

      For purposes of determining Company contributions, Company stock received as the Company contribution is valued at the closing price on the day the contribution is made.

                                       I-5

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

                                HANDLEMAN COMPANY
                              SALARY DEFERRAL PLAN
                    NOTES TO FINANCIAL STATEMENTS, Continued
                    -----------------------------

2.    Summary of Accounting Policies, continued
      ------------------------------

      Estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of changes in assets during the reporting period. Actual results could differ from these estimates.

3.    Investments
      -----------

      The following presents investments that represent 5 percent or more of the Plan's net assets.

                                                                                             December  31,
                                                                                       2001                2000
                                                                                       ----                ----
           Victory Stock Index Fund 303,057 and 273,433 shares, respectively.      $ 5,155,002         $ 5,846,001

           Handleman Company Common Stock 260,042 and 243,497 shares,                3,861,603           1,826,343
           respectively.

           American Balanced Fund 230,058 and 192,980 shares, respectively.          3,646,415           2,985,406

           Gradison Government Reserves SVP Fund 230,110 and 0 shares,               2,581,537                   0
           respectively.

           Janus Worldwide Fund 33,247 and 27,938 shares, respectively.              1,457,564           1,588,547

           Other                                                                     1,203,502           1,008,664

           Neuberger Berman Genesis Fund 57,853 and 0 shares, respectively.            993,333                   0

           Victory U.S. Government Obligations Fund 0 and                                    0         $ 1,758,935
           136,769 shares, respectively.
                                                                                  -------------    ----------------

           Total                                                                   $18,898,956         $15,013,896
                                                                                  =============    ================

4.    Plan Termination
      ----------------

      Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

5.    Tax Status
      ----------

      The Internal Revenue Service has ruled that the Plan qualifies under
      Section 401 of the Internal Revenue Code ("IRC") and is, therefore, not subject to tax under present income tax laws by a letter dated November 24, 1997. Although the Plan has been amended since receiving the aforementioned determination letter, the plan administrator is not aware of any course or action or series of events that have occurred that might adversely affect the Plan's qualified status. The Company has requested a new determination letter, which has not yet been received as of May 17, 2002.

                                       I-6

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

                                HANDLEMAN COMPANY
                              SALARY DEFERRAL PLAN

                             Calendar Plan year 2001

                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                 -----------------------------------------------

  (a)           (b)                               (c)                                (d)
            Identity of                    Description of
            issue, borrower                investment including
            lessor, or                     maturity date, rate of interest,          Current
            similar party                  collateral, par or maturity value         value
           -----------------               ---------------------------------         -----
   *       KeyCorp                         Common Stock Fund                         $5,155,002
           Victory Stock
           Index Fund

   *       Handleman                       Common Stock                              $3,861,603
           Company                         $.01 par value
           Common Stock Fund

   *       KeyCorp                         Common Stock and                          $3,646,414
           American                        Bond Fund
           Balanced Fund

   *       KeyCorp                         U.S. Government Securities                $2,581,537
           Gradison
           Government Reserve SVP Fund

   *       KeyCorp                         Common Stock Fund                         $1,457,563
           Janus
           Worldwide Fund

   *       KeyCorp                         Common Stock Fund                         $  993,333
           Neuberger Berman
           Genesis Assets Fund

   *       KeyCorp                         Common Stock Fund                         $  495,078
           Victory
           Diversified Stock SVP Fund

   *       Loans to                        Interest rates of                         $  442,367
           Participants                    5.75% to 10.50% and
                                           maturing in 1 to
                                           15 years

   *       KeyCorp                         Debt Securities Fund                      $  160,947
           PIMCO
           Total Return SVP Fund

   *       KeyCorp                         Cash Equivalents                          $  132,775
           Employee Benefit
           Money Market
           Fund

                                    10 of 11

                               HANDLEMAN COMPANY
                              SALARY DEFERRAL PLAN

                             Calendar Plan year 2001

           SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES, Continued
           ----------------------------------------------------------

 (a)                 (b)                             (c)                              (d)
                  Identity of                   Description of
                  issue, borrower               investment including
                  lessor, or                    maturity date, rate of interest,      Current
                  similar party                 collateral, par or maturity value     value
                 -----------------              --------------------------------      -----
  *              KeyCorp                        Preferred and Common                  $119,383
                 Dreyfus                        Stock Fund
                 MidCap Value SVP Fund

  *              KeyCorp                        Common Stock                          $ 83,597
                 The America Funds              and Securities Fund
                 Growth Fund of America SVP Fund

  *              KeyCorp                        Common Stock                          $ 52,069
                 Fidelity                       and Bond Fund
                 MidCap SVP Fund

  *              KeyCorp                        Common Stock Fund                     $ 45,701
                 Janus
                 Advisor International Growth Fund

* These investments are with a party-in-interest

                                       I-8

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